A4f
9-12-2002



SI 02053299

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COMMISSION
1549

UF 9-12-02

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ANNUAL AUDITED REPORT
FORM X-17A-5 ✓
PART III

SEP 0 9 2002

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SEC FILE NUMBER
8- 24444 ✓

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___7 - 1 - 01___ AND ENDING ___6 -30 -02___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Caprock Securities, Inc.*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4601 - 50th St, Ste 202,
(No. and Street)

Lubbock   *Texas*   *79414*
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daryl Allison   *806 - 797-3513*
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gothard   Fred   F.
(Name – *if individual, state last, first, middle name*)

PO Box 53573   Lubbock   Texas   79453
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

P

PROCESSED

SEP 2 0 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01)   **Persons who respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.**

A4f

OATH OR AFFIRMATION

I, _Daryl Allison_, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _CapRock Securities, Inc._, as of _August 29_, 20 _0 2_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daryl Allison
Signature

President
Title

Sammy Speer
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPROCK SECURITIES, INC.

Fred L. Gothard
Certified Public Accountant

Fred L. Gothard

Certified Public Accountant

P.O. Box 53573
Lubbock, Texas 79453
(806) 745-1897
Fax (806) 745-1482

Board of Directors
Caprock Securities, Inc.

In planning and performing our audit of the financial statements and supplemental
schedules of Caprock Securities, Inc. (the Company), for the year ended June 30, 2002, I
considered its internal control, including control activities for safeguarding securities, in
order to determine my auditing procedures for the purpose of expressing my opinion on
the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC),
I have made a study of the practices and procedures followed by the Company including
tests of such practices and procedures that I considered relevant to the objectives stated in
rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or
aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance
with the exemptive provisions of rule 15c3-3. Because the Company does not carry
securities accounts for customers or perform custodial functions relating to customer
securities, I did not review the practices and procedures followed by the Company in any
of the following:

1. Making quarterly securities examinations, counts, verifications, and
    comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under
    Section 8 of Federal Reserve Regulation T of the Board of Governors of the
    Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal
control and the practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgments by management are required to
assess the expected benefits and related costs of controls and of the practices and
procedures referred to in the preceding paragraph and to assess whether those practices
and procedures can be expected to achieve the SEC's above-mentioned objectives. Two
of the objectives of internal control and the practices and procedures are to provide
management with reasonable but not absolute assurance that assets for which the
Company has responsibility are safeguarded against loss from unauthorized use or
disposition and that transactions are executed in accordance with management's
authorization and recorded properly to permit the preparation of financial statements in

accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fred L. Gothard, C.P.A.
Lubbock, Texas
August 28, 2002

CAPROCK SECURITIES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S
REPORT

JUNE 30, 2002

Caprock Securities, Inc.
Contents

P.O. Box 53573
Lubbock, Texas 79453
(806) 745-1897
Fax (806) 745-1482

Independent Auditor's Report

Board of Directors
Caprock Securities, Inc.

I have audited the accompanying statement of financial condition of Caprock Securities, Inc. (the Company) as of June 30, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caprock Securities, Inc. at June 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fred L. Gothard, C.P.A.
Lubbock, Texas
August 28, 2002

Caprock Securities, Inc.

Statement of Financial Condition

June 30, 2002

Assets

Cash	$	64,618
Deposits with clearing organizations		50,000
Receivables from broker-dealers and clearing organizations		175
Receivables from Non-Customers		3,862
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $19,870.(Notes 2,5)		-
Other assets		736
	$	119,391

Liabilities and Stockholders' Equity

Liabilities:

Accounts payable, accrued expenses, and other liabilities	$	32,020
		32,020

Stockholders' equity:

Common stock, No Par, authorized 100,000 shares, issued 10,000 shares (Note 8)		5,300
Retained earnings		82,071
Total stockholders' equity		87,371
	$	119,391

The accompanying notes are an integral part of these financial statements.

3

Caprock Securities, Inc.

Statement of Income

For the Year Ended June 30, 2002

Revenues	
Commissions (Note 2)	$ 610,856
Interest	18,545
Other income	6,523
	635,924
Expenses:	
Employee compensation and benefits	89,240
Contract Sales & Commissions	425,169
Floor brokerage, exchange, and clearance fees	49,595
Communications and data processing	21,406
Interest	180
Occupancy	28,165
Other expenses	39,690
	653,445
Net loss before income taxes	$ (17,521)
Provision for income taxes	0
Net loss	$ (17,521)
Basic earnings per share (Note 9)	$ (1.75)

The accompanying notes are an integral part of these financial statements.

Caprock Securities, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended June 30, 2002

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, July 1, 2001	$ 5,300	$ 99,592	$ 104,892
Net Loss, Year Ended June 30, 2002		(17,521)	(17,521)
Balance, June 30, 2002	$ 5,300	$ 82,071	$ 87,371

The accompanying notes are an integral part of these financial statements.

Caprock Securities, Inc.

Statement of Cash Flows for the Year Ended June 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$ (17,521)
Adjustments to reconcile net income to net cash used by operating activities:	
Amortization and depreciation	-
(Increase)/decrease in operating assets	
Receivable from broker-dealer and clearing organizations	86
Receivable from non-customers	(3,862)
Other Assets	4,881
Increase/(decrease) in operating liabilities	
Accounts payable and accrued expenses	21,428
Net cash provided by operating activities	**5,012**

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash used by investing activities	**-**

CASH FLOWS FROM FINANCING ACTIVITIES

Net cash provided by financing activities	**-**

Net increase/(decrease) in cash	**5,012**
Cash at beginning of period	**59,606**
Cash at end of period	**$ 64,618**

The accompanying notes are in integral part of these financial statements.

Caprock Securities, Inc.

Notes to Financial Statements

June 30, 2002

1. **Organization and Nature of Business**

Caprock Securities, Inc. (the company) was incorporated on December 2, 1978. The company is a broker-dealer in securities registered with the Securities and Exchange Commission under the exempt provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a clearing broker-dealer. The company is a Texas Corporation.

2. **Significant Accounting Policies**

Security transactions (and related commission revenue and expenses) are recorded on a settlement date basis, generally the fifth business day following the transactions. If materially different, security transactions, and the related commission income and expenses are recorded on a trade date basis.

Furniture, equipment, and leasehold improvements are recorded at cost and amortized in accordance with applicable Federal income tax regulation, which is not materially different than generally accepted accounting principles. Furniture, equipment, and leasehold improvements were fully depreciated on June 30, 2002.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

3. **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at June 30, 2002 and in the procedures followed in making the periodic computation required. At June 30, 2002, the company had net capital of approximately $82,773 and net capital requirements of $50,000.

(Continued)

Caprock Securities, Inc.

Notes to Financial Statements (Continued)

June 30, 2002

4. **Possession or Control Requirements**
   There were no material inadequacies found to exist in the procedures followed in adhering to the exempt provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer accounts; therefore, the company does not have any possession or control of customer funds or securities.

5. **Furniture, Equipment, & Leasehold Improvements**
   Furniture and fixtures are recorded at historical cost of $17,011 less accumulated depreciation of $17,011. Depreciation expense for the year was $0. Leasehold improvements are recorded at historical cost of $2,859 less accumulated amortization of $2,859. Depreciation expense for the year was $0.

6. **Federal Income Taxes**
   The company files a federal income tax return as a "C" corporation. It files a Texas Franchise Return. The company has a net operating loss carryforward of $12,358 for current federal income taxes.

7. **Commitments and Contingencies**
   The company has obligations under operating leases for annual rentals for office space and storage. Annual rentals at June 30, 2002 were $20,520.

8. **Common Stock**
   The company has the authority to issue 100,000 shares of no par value common stock, of which 10,000 shares are issued and outstanding.

9. **Basic Earnings Per Share**
   Basic earnings per share of common stock were computed by dividing income available to common stockholders (net income), by the weighted average number of common shares outstanding for the year.

(Concluded)

SUPPLEMENTARY INFORMATION
TO FINANCIAL STATEMENTS

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of June 30, 2002

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Caprock Securities, Inc.

I have audited the accompanying financial statements of Caprock Securities, Inc. as of
and for the year ended June 30, 2002, and have issued my report thereon dated August
28, 2002. My audit was conducted for the purpose of forming an opinion on the basic
financial statements taken as a whole. The information contained in Schedules I, II, III,
and IV is presented for purposes of additional analysis and is not a required part of the
basic financial statements, but is supplementary information required by rule 17a-5 under
the Securities Exchange Act of 1934. Such information has been subjected to the auditing
procedures applied in the audit of the basic financial statements and, in my opinion, is
fairly stated in all material respects in relation to the basic financial statements taken as a
whole.

Fred L. Gothard, C.P.A.
Lubbock, Texas
August 28, 2002

10

Schedule I

Caprock Securities, Inc.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of June 30, 2002

As a registered broker/dealer, the corporation is subject to the Uniform Net Capital Rule adopted and administered by the Securities and Exchange Commission. The corporation is required to maintain a minimum net capital, as defined under such Rule, for brokers who do not generally carry customers' accounts (See Notes 3 and 4). Net Capital may fluctuate on a daily basis. The corporation's net capital requirement for the year ended June 30, 2002 was $50,000 and its net capital for the year then ended was $82,773. A computation of net capital for the fiscal year ended June 30, 2002, as required by Rule 17a-5(d)(3), is as follows:

Net Capital Credit Items:

Common Stock	$ 5,300
Retained Earnings	82,071
TOTAL NET CAPITAL CREDIT ITEMS	87,371

Net Capital Debit Items:

Receivables from Non-Customers	3,862
Other Assets	736
Furniture, Equipment, & Leasehold Improvements	-
TOTAL NET CAPITAL DEBIT ITEMS	4,598
NET CAPITAL	$ 82,773

11

Schedule II

Caprock Securities, Inc.

**Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission**

As of June 30, 2002

SUBORDINATED LIABILITIES:
Rule 17a-5(d)(2) of the Securities and Exchange Commission requires that a schedule of changes of
liabilities subordinated to claims of general creditors be included in the financial statements of broker/
dealers. The corporation has no such liabilities during the fiscal year ended June 30, 2002,
accordingly, no schedule of changes is required.

Schedule III

Caprock Securities, Inc.

**Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission**

POSSESSION AND CONTROL OF SECURITIES:

The corporation conducts business pursuant to a fully disclosed correspondent agreement with Southwes Securities, Inc., whereby the corporation forwards daily all cash and securities received from or to be delivered to the corporation's customers. Southwest Securities, Inc. maintains the books and records related to the customers' accounts. Consequently, no securities are retained in the possession or control of the corporation. As permitted by Rule 15c3-3(k)(2)(b) of the Securities and Exchange Commission, the corporation has not presented a computation for determination of reserve requirements pursuant of Rule 15c3-3 and a computation of net capital under Rule 15c3-1 is required.

Schedule IV

Caprock Securities, Inc.

Reconciliation of Net Capital Under Rule 17a-5(d)(4)
Net Capital Reconciliation

NET CAPITAL RECONCILIATION:
Rule 17a-5(d)(4) of the Securities and Exchange Commission required that a reconciliation of net capital as shown on Page 11 and net capital per the June 30, 2002 FOCUS report as submitted to the Securities and Exchange Commission be presented when material differences exist. A reconciliation of these differences at June 30, 2002 is as follows:

Total Stockholders' Equity Per FOCUS Report	$ 85,998
Increase/(Decrease) Resulting From Audit Adjustments	
Other Assets	189
Accrued Liabilities	1,184
Total Stockholders' Equity Per Balance Sheet	87,371
Deductions Per FOCUS Report	4,409
Increase/(Decrease) Resulting From Audit Adjustments	
Other Assets	189
Total Deductions	4,598
Net Capital	$ 82,773